

Daniel Uribe, MBA 🧬🔗🔐 · 2nd in

Saliva DNA/RNA Kit+NGS+Blockchain=Privacy-preserving
BioData Wallet

San Francisco Bay Area · 500+ connections · **Contact info**

Genobank.io

Stanford Graduate S
Business

Featured   See all ‹



**Decentralized Biospecimen governance
using Blockchain (by Genobank.io)**
Vimeo

Welcome to the future of biospecimen
decentralized ownership and governance...



**Ep. 48: Private, Personal DNA Exploration
- Daniel Uribe (CEO Genobank) by Healt...**
SoundCloud

Health Unchained Links Website:
healthunchained.org Telegram:...

IFA

eagues

Bios
Fung
fullde

A ne
esta

Activity
10,951 followers

 **Jason Calacanis** 👏👏👏

Daniel commented

 **If I'd like my copy as an NFT wi "autograph" in OpenSea.io (or**

Daniel commented

 **Congrats!!!!**

Daniel commented

 **Tuve el gusto de conocer a An Sahagun Fernandez en 2012 e**

Daniel commented

See all activity

Experience

Co-Founder & CEO
Genobank.io
Aug 2017 – Present · 3 yrs 5 mos
Palo Alto, California

A decentralized digital wallet associated to each DNA Saliva Kit that enables users establish ownership & control of their Genomic data sets using Blockchain to preserve privacy.

 **Welcome to GenoBank.io**

Chairman of the Board
Converged IT
Mar 2015 – Dec 2018 · 3 yrs 10 mos
Mexico City Area, Mexico

Converged IT helps customers to reduce cost and complexity of their IT infrastructure by architecting a tailored solution using hyper converged platforms, such as Simplivity.

Hyperconverged infrastructure delivers on the promise of the SDDC at the technolo ...see mor

Cofounder & CEO
 UNITED IT CONSULTANTS
Oct 2004 – Dec 2018 · 14 yrs 3 mos
San Francisco Bay Area

Integrated IT Services (Facilities, HW, OS, DB, HA, Backup, DRP), Managed Services and Cybersecurity.

Founder
Kiosko

Jun 2015 – Dec 2016 · 1 yr 7 mos
Palo Alto, CA

Kiosko is a financial inclusion project, is about helping Hispanic Service providers to embrace formal Economy. With our mobile platform, independent contractors and/or Small Business can have a digital profile, engage customers through Social Media, receive payments with Credit/debit Cards, build online reputation and incentivize the use of a Pre-paid Card.



Regional Solution Integrator Partner LATAM
Ericsson
Jun 2011 – Jun 2016 · 5 yrs 1 mo

Show 5 more experiences ⌄

Education



Stanford Graduate School of Business
Certificate, Excecutive Program, EPGC
2013 – 2013



SingularityU Benelux
Diploma, How to positively impact 1 Billion people within the next Decade., Certificate
2015 – 2015
Activities and Societies: How artificial intelligence and machine learning will complement human jobs. How the next generation of "digital natives" will leverage their skills in a new labor market. How automation will affect our labor markets. How we will design cities when cars are autonomous. Who owns the rights to your DNA. How our policies can keep pace with accelerating change.

Singularity University's unique take on the accelerating technologies of our age will prepare you to mitigate new challenges in our converging world, and capture the innovative spirit that we foster here in Silicon Valley.

ProgrammingBlockchain.com

Bitcoin Blockchain, Diploma

2018 – 2018

Finite Fields
Elliptic Curves
Elliptic Curve Cryptography
Signing/Verifying Messages
Parsing Transactions
Signing Transactions
Creating Transactions
Script parsing and processing
Address construction/Private Key WIF Format Construction
Parsing Blocks
Validating Proof-of-Work
Difficulty Calculations
Merkle Tree Construction
Merkle Proofs
Network Message Parsing
Segwit

Show 5 more education ⌄

Licenses & certifications

eQTL Functional Genetics Bootcamp

Columbia University in the City of New York

Issued Jul 2019 · No Expiration Date

RNA-seq Workshop

ecSeq Bioinformatics GmbH

Issued Mar 2018 · No Expiration Date

Ethereum Solidity Dapp Workshop

Issued Feb 2018 · No Expiration Date



